EXHIBIT 99.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Thomson Reuters Corporation for the nine months ended September 30, 2009.

We compute the ratio of earnings to fixed charges by dividing the amount of total earnings by the amount of total fixed charges.

(U.S. dollars in millions, except ratio)	Nine months ended September 30, 2009
Earnings:
Earnings from continuing operations (1)	668
Add back:
Tax benefit (1) (2)	(149)
Other non-operating charge (2)	326
Earnings from continuing operations before tax expense	845
Add:
Fixed charges	423
Dividends from equity affiliates	2
Less:
Preference shares dividend requirement	(3)
Share of post tax earnings in equity method investees	(2)
Earnings attributable to non-controlling interests (1)	(18)
Earnings, as adjusted	1,247

Fixed Charges:
Interest expense	339
Estimated interest component of rental expense	81
Preference shares dividend requirement	3
Fixed charges, total	423

Ratio of earnings to fixed charges	2.95

(1)	Amount as reported in Thomson Reuters Corporation’s unaudited consolidated income statement for the nine months ended September 30, 2009.

(2)
In connection with an anticipated sale of intercompany assets, a $326 million reduction to goodwill was recorded as expense in the caption “Other non-operating charge” in the consolidated income statement for the nine months ended September 30, 2009. This amount was offset by an equivalent income tax benefit, such that there was no net impact on earnings from this adjustment as described in notes 13 and 14 to the related unaudited consolidated financial statements as at and for the nine months ended September 30, 2009. For purposes of determining “Earnings from continuing operations before tax expense” in the computation of the ratio of earnings to fixed charges, both the tax benefit and other non-operating charge are removed from the calculation as they have no net impact on earnings.